UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No. 001-16845

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PFF Bank & Trust 401 (k) Plan

(Formerly Known as

Capital Accumulation Plan

for Employees of PFF Bank & Trust)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFF BANCORP, INC.

350 South Garey Avenue

Pomona, California 91766

PFF BANK & TRUST

401 (k) Plan

(Formerly Known as Capital Accumulation Plan

for Employees of PFF Bank & Trust)

Independent Registered Public Accounting Firm Auditors’ Report

and

Financial Statements

(Part III 3(a) of IRS Form 5500 Schedule H)

(EIN: 95-1114932 and PN: 002)

For the Years Ended

December 31, 2005 and 2004

PFF BANK & TRUST

401 (k) PLAN

Schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and Regulations issued by the Department of Labor.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AUDITORS’ REPORT

To the Employee Compensation and Benefits Committee

PFF Bank & Trust 401 (k) Plan (formerly known as Capital

Accumulation Plan for Employees of PFF Bank & Trust)

We have audited the accompanying Statement of Net Assets Available for Benefits of the PFF Bank & Trust 401 (k) Plan (the Plan) as of December 31, 2005 and 2004, and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the PFF Bank & Trust 401 (k) Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4i—Schedule of Assets (Held At End of Year), and Schedule H, Line 4j – Schedule of Reportable Transactions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Scott, Bankhead & Co.

Santa Ana, California

June 26, 2006

PFF BANK & TRUST

401 (k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets
Investments:
Money market fund	$—	133,813
Mutual funds	19,532,685	21,871,862
Group annuity contract	5,730,986	—
Common stock	10,117,638	10,577,093
Loans to participants	721,105	699,012

Total investments at fair value	36,102,414	33,281,780
Cash	1	8,157

Total assets	36,102,415	33,289,937
Liabilities
Total liabilities	—	—

Net assets available for benefits	$36,102,415	33,289,937

See accompanying independent auditors’ report. and notes to financial statements.

PFF BANK & TRUST

401 (k) PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:
Net appreciation in fair value of investments	$873,736	4,282,708
Interest and dividends	695,765	635,291
Contributions by employer	942,062	855,344
Contributions by employees	2,291,279	1,584,413
Employee rollover contributions	2,095,506	729,053

Total additions	6,898,348	8,086,809

Deductions from net assets attributed to:
Benefits paid to participants	(4,070,186)	(2,213,745)
Administrative expenses	(15,684)	(3,900)

Total deductions	(4,085,870)	(2,217,645)

Net increase	2,812,478	5,869,164
Net assets available for benefits:
Beginning of year	33,289,937	27,420,773

End of year	$36,102,415	33,289,937

See accompanying independent auditors’ report. and notes to financial statements.

PFF BANK & TRUST

401 (k) PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Description of Plan

During 2005, the Plan changed its name from Capital Accumulation Plan for Employees of PFF Bank & Trust to the PFF Bank & Trust 401 (k) Plan. The following description of the PFF Bank & Trust 401 (k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all eligible employees of PFF Bank & Trust and its subsidiaries and affiliates (the Bank). Employees become eligible for participation in the Plan upon their date of hire. In order to become a participant, each eligible employee authorizes contributions by filing a 401 (k) enrollment/change of status election. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was amended to provide that employees are eligible to participate in the Plan on their first day of hire, the definition of cash compensation used by the Plan was modified and the Plan was modified to allow the employer matching contributions to be determined in accordance with the basic safe harbor match formula, which are 100% vested. The eligibility period for receiving these matching contributions is one year of service. Participants must complete 1,000 hours of service in a twelve-month period to share in the employer’s discretionary contributions.

On March 1, 2005, the Plan’s terms, provisions and conditions were restated. The restated plan continues to be for the exclusive benefits of employees of the Bank. All persons covered under the Plan on February 28, 2005, shall continue to be covered under the restated plan with no loss of benefits.

(b)	Contributions

Effective January 1, 2002, the Plan is referred to as a “safe harbor 401(k) plan.” The Bank makes safe harbor matching contributions equal to 100% of participant salary deferrals that do not exceed 3% of compensation, plus 50% of participant salary deferrals in excess of 3% and up to 5% of compensation. The safe harbor matching contribution is fully vested and is referred to as a Safe Harbor Contribution. Effective March 1, 2005, employer contributions to the Plan shall be made without regard to current or accumulated net income, earnings or profits of the Bank. Effective March 1, 2005, employee contributions shall not exceed the IRS limit of $14,000 and $13,000 during 2005 and 2004, respectively, and the

See accompanying independent auditors’ report.

PFF BANK & TRUST

401 (k) PLAN

Notes to Financial Statements

December 31, 2005 and 2004

total additions to the participant’s account should not exceed 25% of the participant’s compensation for the limitation year. In addition, the Plan permits participants who reach age 50 or older by December 31 of the plan year to contribute an additional amount of their annual compensation as a catch up contribution as provided by the Economic Growth and Tax Relief Reconciliation Act (EGTRRA). An eligible employee or an inactive participant may make rollover contributions according to the provisions of the Plan. Forfeitures of matching contributions are used to reduce the Bank’s matching contributions. No profit sharing contribution was made for either 2005 or 2004.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Bank’s contributions and (b) Plan earnings. Allocations other than the Bank’s matching contributions are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Employee contributions and the earnings resulting from each participant’s contributions are 100% vested and nonforfeitable. The Bank’s safe harbor contributions are also 100% vested and nonforfeitable. Matching contributions made prior to January 1, 2002, and any future discretionary matching contributions and any future profit sharing contributions vest at the rate of 20% after two years of service and 20% each year thereafter until 100% vesting is reached after five years of service. In addition, a participant becomes 100% vested on the participant’s attaining age 65, or on the participant’s death or total and permanent disablement.

(e)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum amount defined by the Plan agreement not to exceed $50,000. The number of outstanding loans shall be limited to one unpaid outstanding loan. No more than two loans shall be approved for any participant in any 12-month period. Loan repayments are to be made over a period not to exceed 5 years, except for loans for the purchase of a primary residence in which case repayment may exceed 5 years. The loans are secured by the balance in the participant’s account and bear interest at a rate of Wall Street Journal Prime plus 1% (fixed at origination). Participants pay a $100 origination fee for each loan advanced to them.

See accompanying independent auditors’ report.

PFF BANK & TRUST

401 (k) PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(f)	Payment of Benefits

On termination of service, a participant may elect to remain in the Plan. If they choose to not remain in the Plan, they must elect to receive a lump-sum amount equal to the vested balance of his or her account.

(g)	Forfeited Accounts

At December 31, 2005 and 2004, there were no forfeited nonvested accounts. During the years ended December 31, 2005 and 2004, $0 and $1,308 of forfeitures, respectively, were used to reduce employer contributions.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Trust Fund Managed by Investment Advisory Committee

Under the terms of the Plan, the assets of the Plan are placed in trust (the Trust), and are held under the trusteeship of the Principal Trust Company beginning on March 1, 2005. Prior to March 1, 2005, the assets of the Plan were held under the trusteeship of PFF Bank & Trust’s Trust and Investment Services Department. Assets are managed under the direction of the Employee Compensation and Benefits Committee of the Bank’s Board of Directors (the Committee). The Committee has delegated some of its ordinary management and investment responsibilities to certain members of the Bank’s Executive Committee and the Human Resources Director. Committee members are appointed for an indefinite term by the Bank’s Board of Directors. The Committee has full discretionary authority to administer the Plan and the trust agreement.

The investments and changes therein of these trust funds are reported by PFF Bank & Trust as having been determined through the use of fair market values based upon quotations obtained from national securities exchanges or latest bid prices. Security transactions are accounted for on a trade-date basis. Realized gains and losses on the sale of investments are computed using the average cost methods. Participant loans are valued at their outstanding balance, which approximates fair value.

See accompanying independent auditors’ report.

PFF BANK & TRUST

401 (k) PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(c)	Disclosure about Fair Value of Financial Instruments

Substantially all of the Plan’s financial instruments are carried at fair value or amounts approximating fair value. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for future benefits.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

(e)	Administrative Expenses

In 2005, the Plan paid administrative fees and loan origination fees in the amount of $15,684. In 2004, the Plan paid only loan origination fees in the amount of $3,900. All other administrative expenses in 2005 and 2004 were paid directly by the Bank.

(f)	Cost Information for Employee Directed Investments

The Department of Labor (DOL) Regulation 2520.103-11(d) allows the exclusion of participant directed transactions from the historical cost entry on the schedule of assets held for investment purposes. The exclusion of these types of transactions is optional. The Plan management decided not to disclose the cost of investments on Schedule H, Line 4i – Schedule of Assets (Held At End of Year) for the year ended December 31, 2005.

See accompanying independent auditors’ report.

PFF BANK & TRUST

401 (k) PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(3)	Investments

The following tables present the fair value of the investments at December 31, 2005 and 2004, with those that represent 5% or more of the Plan’s net assets separately identified.

2005
PFF Bancorp, Inc. Common Stock *	$10,117,638
Principal Fixed Income Option 401(a)/401(k) *	5,730,986
Alliance Bernstein - LargeCap Value Pref Fund*	2,716,452
Neuberger Berman - MidCap Value Pref Fund*	2,478,506
Capital Research & Mgmt Co - Am Fds	2,130,583
Other investments individually less than 5% of net assets	12,928,249

Total investments	$36,102,414

2004
PFF Bancorp, Inc. Common Stock *	$10,577,093
PIMCO PEA Renaissance Fund Class A	2,313,878
Federated Capital Preservation Fund *	6,828,079
Federated Stock Trust Fund *	1,981,180
Federated Max-Cap Index Fund *	2,473,749
Janus Balanced Fund	1,997,366
Other investments individually less than 5% of net assets	7,110,435

Total investments	$33,281,780

*	Denotes a party in interest.

See accompanying independent auditors’ report.

PFF BANK & TRUST

401 (k) PLAN

Notes to Financial Statements

December 31, 2005 and 2004

The following table presents the cost of the investments at December 31, 2004, with those that represent 5% or more of the Plan’s net assets separately identified.

2004
PFF Bancorp, Inc. Common Stock *	$4,392,914
PIMCO PEA Renaissance Fund Class A	1,740,479
Federated Capital Preservation Fund *	6,828,079
Federated Stock Trust Fund *	1,771,027
Federated Max-Cap Index Fund *	2,302,504
Janus Balanced Fund	1,794,645
Other investments individually less than 5% of net assets	5,667,742

Total investments	$24,497,390

*	Denotes a party in interest.

For the Plan years ended December 31, 2005 and 2004, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value by the following:

	Net Change in Fair Value
	2005	2004
Common stock	$(54,226)	2,088,371
Mutual funds	927,962	2,194,337

	$873,736	4,282,708

(4)	Allocation of Plan Assets

Employee contributions are allocated to various funds based on the elections made by each participant. Net income or loss of each fund is allocated on the basis of the proportionate asset balance of each participant as of the previous valuation date after adjustment for withdrawals, distributions, and other additions or subtractions that may be appropriate. Earnings are allocated on the basis of current shares held in each participant’s account and the accounts are valued daily.

See accompanying independent auditors’ report.

PFF BANK & TRUST

401 (k) PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(5)	Plan Termination

Although the Bank has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA. In the event the Plan is terminated, all participants become 100% vested in their account balances.

(6)	Federal Income Taxes

The Plan obtained its latest determination letter on April 6, 2006, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan’s administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(7)	Related Party Transactions

The Plan held 331,508 and 228,299 shares of common stock of PFF Bancorp, Inc. at December 31, 2005 and 2004, respectively. Fair value of these shares at December 31, 2005 and 2004 was $10,117,638 and $10,577,093, respectively.

At December 31, 2005, certain Plan investments were shares of mutual funds and a group annuity contract managed by Principal Trust Company. Effective March 1, 2005, Principal Trust Company is the trustee of the Plan, as defined by the Plan agreement, therefore these transactions qualify as related party transactions. At December 31, 2004, certain Plan investments were shares of mutual funds and a money market fund managed by Federated Services Company. Prior to March 1, 2005, Federated Services Company was a third party administrator of the Plan, therefore these transactions qualify as related party transactions.

See accompanying independent auditors’ report.

PFF BANK & TRUST

401 (k) PLAN

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

(Part IV 4i of IRS Form 5500 Schedule H)

(EIN: 95-1114932 and PN: 002)

For the Year Ended December 31, 2005

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost		(e) Current value
*	PFF Bancorp, Inc.	Common stock 331,508 shares	$	N/A	10,117,638
*	Principal Fixed Option 401(a)/401 (k)	Group annuity contract 435,452 shares		N/A	5,730,986
*	Principal Global Investors - Bond & Mortgage Sec Pref	Mutual fund 158,204 shares		N/A	1,684,878
*	Alliance Bernstein - LargeCap Value Pref Fund	Mutual fund 202,720 shares		N/A	2,716,452
	Capital Research – Am Funds Balance R4 Fund	Mutual fund 119,696 shares		N/A	2,130,583
	MFS Investment – High Yield Opportunities A Fund	Mutual fund 71,524 shares		N/A	524,990
*	Neuberger Berman – MidCap Value Pref Fund	Mutual fund 169,644 shares		N/A	2,478,506
	Neuberger Berman – Socially Responsive Tr Fnd	Mutual fund 47,134 shares		N/A	741,896
*	Principal Global Investors – LargeCap S&P 50 Index Pref	Mutual fund 200,247 shares		N/A	1,786,199
*	Alliance Bernstein – SmallCap Growth I Pref	Mutual fund 187,990 shares		N/A	1,701,309
	Capital Research – Am Fds Growth Fd of Am R4 Fund	Mutual fund 40,417 shares		N/A	1,239,993
*	JP Morgan/Mellon Equity – SmallCap Value I Pref Fund	Mutual fund 9,230 shares		N/A	152,577
*	Principal Global Investors – MidCap Blend Pref Fund	Mutual fund 21,389 shares		N/A	290,032
*	Principal Global Investors – Real Estate Securities Pref Fd	Mutual fund 31,085 shares		N/A	641,897
*	Principal Global Investors – S&P 600 Index Pref Fund	Mutual fund 9,306 shares		N/A	157,545
	Wells Fargo Fund Mgt – Well Far Adtg Disc Inv Fund	Mutual fund 62,909 shares		N/A	1,287,742
	Capital Research – Am Fds EuroPacific Grwth R4 Fd	Mutual fund 36,796 shares		N/A	1,495,007
	Capital Research – Am Fds New Persp R4 Fund	Mutual fund 17,677 shares		N/A	503,079
*	Participant loans	115 loans with interest rates ranging from 5.00% to 10.00%		N/A	721,105

		Total	$	N/A	36,102,414

*	Denotes a party in interest.

See accompanying independent auditors’ report.

PFF BANK & TRUST

401 (k) PLAN

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

(Part IV 4i of IRS Form 5500 Schedule H)

(EIN: 95-1114932 and PN: 002)

For the Year Ended December 31, 2004

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	PFF Bancorp, Inc.	Common stock 228,299 shares	$4,392,914	10,577,093
*	Federated Capital Preservation Fund	Mutual fund 682,808 shares	6,828,079	6,828,079
*	Federated Intermediate Income Fund	Mutual fund 75,139 shares	760,867	767,165
*	Federated Max-Cap Index Fund	Mutual fund 101,176 shares	2,302,504	2,473,749
*	Federated Stock Trust Fund	Mutual fund 53,286 shares	1,771,027	1,981,180
*	Federated Total Return Bond Fund	Mutual fund 35,660 shares	371,356	386,554
*	Federated Conservative Allocation Portfolio	Mutual fund 12,718 shares	129,454	140,660
*	Federated Moderate Allocation Portfolio	Mutual fund 12,110 shares	119,495	146,407
*	Federated Growth Allocation Portfolio	Mutual fund 18,029 shares	197,511	227,706
*	Federated Mid Cap Growth Strategies Fund	Mutual fund 10,851 shares	269,594	328,365
	Value Line Emerging Opportunity Fund	Mutual fund 43,239 shares	923,438	1,138,050
	Alger MidCap Growth Fund	Mutual fund 65,615 shares	966,165	1,123,615
	PIMCO PEA Renaissance Fund Class A	Mutual fund 86,922 shares	1,740,479	2,313,878
	Alliance Berger Balanced Shares	Mutual fund 39,561 shares	584,721	678,469
	American Europacific Growth Fund	Mutual fund 18,260 shares	579,643	651,574
	Janus Worldwide Fund	Mutual fund 16,512 shares	631,685	689,045
	Janus Balanced Fund	Mutual fund 93,359 shares	1,794,645	1,997,366
*	Federated Prime Obligation Fund	Short-term investment	133,813	133,813
*	Participant loans	94 loans with interest rates ranging from 5.00% to 10.00%	—	699,012

		Total	$24,497,390	33,281,780

*	Denotes a party in interest.

See accompanying independent auditors’ report.

PFF BANK & TRUST

401 (k) PLAN

Schedule H, Line 4j - Schedule of Reportable Transactions

(Part IV 4j of IRS Form 5500 Schedule H)

(EIN: 95-1114932 and PN:002)

For the Year Ended December 31, 2004

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred With Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net gain or (Loss)
*Federated Capital Preservation Fund	Mutual fund (134 purchases)	$2,007,874	—	—	—	2,007,874	2,007,874	—
*Federated Capital Preservation Fund	Mutual fund (200 sales)	—	1,355,003	—	—	1,355,003	1,355,003	—
*Federated Prime Obligation Fund	Short-term investment (113 purchases)	5,253,394	—	—	—	5,253,394	5,253,394	—
*Federated Prime Obligation Fund	Short-term investment (119 sales)	—	5,206,254	—	—	5,206,254	5,206,254	—
*PFF Bancorp, Inc.	Common stock (92 purchases)	771,903	—	—	1,399	771,903	771,903	—
*PFF Bancorp, Inc.	Common stock (95 sales)	—	1,457,386	—	2,922	178,125	1,457,386	1,279,261
PIMCO PEA Renaissance Fund Class A	Mutual fund (127 purchases)	935,510	—	—	—	935,510	935,510	—
PIMCO PEA Renaissance Fund Class A	Mutual fund (57 sales)	—	584,038	—	—	584,038	584,038	—

*	Denotes a party in interest.

See accompanying independent auditors’ report.

REQUIRED INFORMATION

I.	Financial Statements.

Financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, together with independent auditors’ report thereon.

II.	Exhibits:

Independent Auditors Consent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

PFF Bank & Trust 401 (k) Plan (Formerly Known as Capital Accumulation Plan for Employees of PFF Bank & Trust)

Dated: July 13, 2006	By	/S/ GREGORY C. TALBOTT
Gregory C. Talbott
Senior Executive Vice President, Chief Operating
Officer /Chief Financial Officer and Treasurer